HKN, Inc.

180 State Street, Suite 200

Southlake, Texas 76092

February 2, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Registration Statement on Form S-3 (File No. 333-170218)

Ladies and Gentlemen:

HKN, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-170218) be declared effective by the Commission on February 4, 2011, at 4:00 p.m., or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

HKN, Inc.

By:	/s/ Anna Williams
Senior Vice President and Chief Financial Officer